April 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Valeria Franks and Blaise Rhodes

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2023

Annual Report to Security Holders for Fiscal Year Ended September 30, 2023

File No. 0-51813

Dear Ms. Franks and Mr. Rhodes:

Set forth below is the response of Liquidity Services, Inc. (“Liquidity Services” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the letter addressed to Mr. Jorge A. Celaya, Executive Vice President and Chief Financial Officer of the Company dated April 9, 2024, relating to the Company’s Annual Report to Security Holders for the fiscal year ended September 30, 2023. For convenience of reference, the Staff’s comment is set forth in italicized text below, and the response of the Company is set forth in plain text immediately following.

Annual Report to Security Holders for Fiscal Year Ended September 30, 2023

FY23 Business Highlights, page 4

1.
We note you present non-GAAP measures of Free Cash Flow, Non-GAAP Adjusted Net Income and Income Tax Impact of the Non-GAAP Adjustments on page 4 of your Annual Report to Security Holders. Please revise to include the disclosures required by Item 100(a) of Regulation G.

The Company acknowledges the Staff’s comment and confirms that in future filings, as required by Item 100(a) of Regulation G, the Company will present the most directly comparable financial measure(s) calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”), and a reconciliation to the most comparable financial measure(s) calculated and presented in accordance with GAAP, for any non-GAAP financial measure(s) presented, including but not limited to any future presentation of Free Cash Flow, Non-GAAP Adjusted Net Income and Income Tax Impact of the Non-GAAP Adjustments.

* * * *

If you have any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (202) 467-6868 x1073.

Sincerely,

/s/ Michael Patrick

Michael Patrick, VP, Controller